Exhibit 4.1
SXC HEALTH SOLUTIONS CORP.
2007 EMPLOYEE STOCK PURCHASE PLAN
ARTICLE 1 — Purpose
1.1 This 2007 Employee Stock Purchase Plan (the “Plan”) is intended to encourage share ownership by all eligible employees of Systems Xcellence Inc. (the “Corporation”), a corporation existing under the Canada Business Corporations Act, and its participating subsidiaries (as defined in Article 17) so that they may share in the growth of the Corporation by acquiring or increasing their proprietary interest in the Corporation. The Plan is designed to encourage eligible employees to remain in the employ of the Corporation and its participating subsidiaries. The Plan is intended to constitute an “employee stock purchase plan” within the meaning of Section 423(b) of the Internal Revenue Code of 1986, as amended (the “Code”).
ARTICLE 2 — Administration of the Plan
2.1 The Plan may be administered by the Compensation Committee of the Board of Directors of the Corporation (the “Committee”). Acts by a majority of the Committee, or acts reduced to or approved in writing by a majority of the members of the Committee, shall be the valid acts of the Committee.
2.2 The interpretation and construction by the Committee of any provisions of the Plan or of any option granted under it shall be final, unless otherwise determined by the Board of Directors. The Committee may from time to time adopt such rules and regulations for carrying out the Plan as it may deem best, provided that any such rules and regulations shall be applied on a uniform basis to all employees under the Plan. No member of the Board of Directors or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any option granted under it.
2.3 In the event that there is no Committee available to administer the Plan, the Board of Directors shall have all power and authority to administer the Plan. In such event, the word “Committee” wherever used herein shall be deemed to mean the Board of Directors.
ARTICLE 3 — Eligible Employees
3.1 All employees of the Corporation or any of its participating subsidiaries whose customary employment is more than 20 hours per week shall be eligible to receive options under the Plan to purchase Common Shares (as defined in Article 4), and all eligible employees shall have the same rights and privileges hereunder. Persons who are eligible employees on the first business day of any Purchase Period (as defined in Article 5) shall receive their options as of such day. Persons who become eligible employees after any date on which options are granted under the Plan shall be granted options on the first day of the next succeeding Purchase Period on which options are granted to eligible employees under the Plan. In no event, however, may an employee be granted an option if such employee, immediately after the option was granted, would be treated as owning shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Corporation or of any parent corporation or subsidiary corporation, as the terms “parent corporation” and “subsidiary corporation” are defined in Section 424(e) and (f) of the Code. For purposes of determining ownership under this paragraph, the rules of Section 424(d) of the Code shall apply, and shares which the employee may purchase under outstanding options shall be treated as shares owned by the employee.
3.2 Notwithstanding anything else contained herein, the number of common shares which may be issued within any one-year period pursuant to the Plan and under any other employee stock purchase plans, stock option plans or other share compensation arrangements of the Corporation to insiders (as defined in the Securities Act (Ontario)) of the Corporation, or of any affiliate or subsidiary of the Corporation, shall not exceed 10% of the Corporation’s total issued and outstanding common shares.

ARTICLE 4 — Treasury Shares Subject to the Plan
4.1 The aggregate number of common shares in the capital of the Corporation (the “Common Shares”) reserved for issuance from treasury pursuant to the Plan is 100,000, subject to adjustment as provided in Article 12. If any option granted under the Plan shall expire or terminate for any reason without having been exercised in full or shall cease for any reason to be exercisable in whole or in part, the unpurchased Common Shares subject thereto shall again be available under the Plan.
ARTICLE 5 — Purchase Period and Share Options
5.1 The first period during which payroll deductions will be accumulated under the Plan shall commence on June 1, 2007 and shall end on December 31, 2007. For the remainder of the duration of the Plan, periods during which payroll deductions will be accumulated under the Plan shall consist of the six month periods commencing on January 1 and July 1, and ending on June 30 and December 31 of each calendar year (each a “Purchase Period”).
5.2 Twice each year, on the first business day of each Purchase Period, subject to Section 5.5, the Company will grant to each eligible employee who is then a participant in the Plan an option to purchase on the last day of such Purchase Period (the “Purchase Date”), at the Option Price hereinafter provided for, a maximum of 1,000 Common Shares, on the condition that such employee remains eligible to participate in the Plan throughout the remainder of such Purchase Period. The participant shall be entitled to exercise the option so granted only to the extent of the participant’s accumulated payroll deductions on the Purchase Date. If the participant’s accumulated payroll deductions on the last day of the Purchase Period would enable the participant to purchase more than 1,000 Common Shares except for the 1,000—Common Share limitation, the excess of the amount of the accumulated payroll deductions over the aggregate purchase price of the 1,000 Common Shares shall be promptly refunded to the participant by the Company, without interest. The Option Price per Common Share for each Purchase Period shall be 95% of the Average Market Price (as defined below) for the Common Shares on the Purchase Date, rounded up to the nearest cent (the “Option Price”). The foregoing limitation on the number of shares subject to option and the Option Price shall be subject to adjustment as provided in Article 12.
5.3 For purposes of the Plan, the term “Average Market Price” on any date means (i) the weighted average trading price of the Common Shares on the trading day immediately preceding such day on the national securities exchange or quotation system on which the greatest volume of trading of the Common Shares in that period has occurred, if the Common Shares then traded on such securities exchange or quotation system; or (ii) the average of the closing bid and asked prices last quoted (on that date) by an established quotation service for over-the-counter securities, if the Common Shares are not traded on a national exchange or quotation system; or (iii) if the Common Shares are not publicly traded, the fair market value of the Common Shares as determined by the Committee after taking into consideration all factors which it deems appropriate, including, without limitation, recent sale and offer prices of the Common Shares in private transactions negotiated at arm’s length.
5.4 For purposes of the Plan, the term “business day” means a day on which there is trading on the NASDAQ Global Market or the aforementioned securities exchange on which the greatest volume of trading of the Common Shares in the respective period has occurred, whichever is applicable pursuant to the preceding paragraph; and if neither is applicable, a day that is not a Saturday, Sunday or statutory holiday in the Province of Ontario.
5.5 No employee shall be granted an option which permits the employee’s right to purchase shares under the Plan, and under all other Section 423(b) employee stock purchase plans of the Corporation and any parent or subsidiary corporations, to accrue at a rate which exceeds $25,000 of fair market value of such shares (determined on the date or dates that options on such shares were granted) for each calendar year in which such option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code. If the participant’s accumulated payroll deductions on the Purchase Date would otherwise enable the participant to purchase Common Shares in excess of the Section 423(b)(8) limitation described in this paragraph, the excess of the amount of the accumulated payroll deductions over the aggregate purchase price of the shares actually purchased shall be promptly refunded to the participant by the Corporation, without interest.
ARTICLE 6 — Exercise of Option
6.1 Each eligible employee who continues to be a participant in the Plan on the Purchase Date shall be deemed to have exercised his or her option on such date and shall be deemed to have purchased from the Corporation such number of full Common Shares reserved for the purpose of the Plan as the participant’s accumulated payroll deductions on such date will pay for at the Option Price, subject to the 1,000 Common Share limit of the option and the Section 423(b)(8) limitation described in Article 5. If the individual is not a participant on the Purchase Date, then he or she shall not be entitled to exercise his or her option. Only full Common Shares may be purchased under the Plan. Unused payroll deductions remaining in a participant’s account at the end of a Purchase Period by reason of the inability to purchase a fractional share shall be carried forward to the next Purchase Period.
ARTICLE 7 — Plan Enrollment
7.1 An eligible employee may enroll as a participant in the Plan in accordance with procedures prescribed by the Committee, including by filling out, signing and delivering to the Corporation an authorization in a form specified by the Committee:
(a)	Stating the percentage to be deducted regularly from the employee’s pay;

(b)	Authorizing the purchase of Common Shares for the employee in each Purchase Period in accordance with the terms of the Plan; and

(c)	Specifying the exact name or names in which Common Shares purchased for the employee are to be issued as provided under Article 11 hereof.
7.2 Such authorization must be received by the Corporation at least ten days before the first day of the next succeeding Purchase Period and shall take effect only if the employee is an eligible employee on the first business day of such Purchase Period.
7.3 Unless a participant files a new authorization or withdraws from the Plan, the deductions and purchases under the authorization the participant has on file under the Plan will continue automatically from one Purchase Period to succeeding Purchase Periods as long as the Plan remains in effect.
7.4 The Corporation will accumulate and hold for each participant’s account the amounts deducted from his or her pay. No interest will be paid on these amounts.
ARTICLE 8 — Maximum Amount of Payroll Deductions
8.1 An amount equal to the elected percentage of the participant’s base salary excluding bonus, commissions and special compensation (“Compensation”) shall be deducted on each regular payday falling within the Purchase Period. The maximum rate of payroll deductions that an employee may elect for any Purchase Period is 15% of the participant’s Compensation paid during such Purchase Period. All amounts will be calculated on the participant’s gross Compensation and deducted from a participant’s net Compensation on an after-tax basis.
ARTICLE 9 — Change in Payroll Deductions
9.1 A participant may, at any time during a Purchase Period, in accordance with procedures prescribed by the Corporation, stop any further deductions from the participant’s Compensation for the purchase of Common Shares pursuant to the Plan. A participant that stops payroll deductions in any Purchase Period in accordance with the foregoing may not elect to participate further in the Plan until the next Purchase Period except with the written consent of the Corporation.
ARTICLE 10 — Withdrawal from the Plan
10.1 A participant may withdraw from the Plan at any time prior to the last day of a Purchase Period, in accordance with procedures prescribed by the Committee by delivering a withdrawal notice to the Corporation in which event the Corporation will refund the amount of the participants aggregate payroll deductions for that Purchase Period. In any given Purchase Period, a participant who withdraws from the Plan will not be eligible to participate in the Plan until the next Purchase Period.
10.2 To re-enter the Plan, an employee who has previously withdrawn must file a new authorization at least ten days before the first day of the next Purchase Period in which he or she wishes to participate. The employee’s re-entry into the Plan becomes effective at the beginning of such Purchase Period, provided that he or she is an eligible employee on the first business day of the Purchase Period.

ARTICLE 11 — Delivery of Common Shares to Custodial Accounts
11.1 Subject to Section 11.2, the Common Shares purchased by participants will be issued from treasury by the Corporation’s transfer agent to a participant’s custodial account as soon as practicable after each Purchase Date. Common Shares purchased under the Plan will be issued only in the name of the participant (or, if his or her authorization so designates, in the name of the participant and another person of legal age as joint tenants with rights of survivorship). The custodial account of participants shall be maintained by a bank, broker-dealer or similar custodian that has agreed to hold such shares for the accounts of the respective participants. Fees and expenses of the bank, broker-dealer or similar custodian shall be paid by the Corporation or allocated among the respective participants in such manner as the Committee determines. A participant or his or her legal representative may withdraw Common Shares from his or her custodial account at any time.
11.2 In lieu of issuing Common Shares from treasury or in combination with treasury issuances, the Corporation may in its sole discretion elect to deliver to the administrative agent of the Plan, as soon as practicable after each Purchase Date, sufficient additional funds to permit the purchase of Common Shares in the open market on behalf of Plan participants, with instructions to deposit such acquired shares in the custodial account of each applicable participant.
ARTICLE 12 — Adjustments
12.1 Upon the happening of any of the following described events, a participant’s rights under options granted under the Plan shall be adjusted as hereinafter provided:
(a)	In the event that the Common Shares shall be subdivided or consolidated into a greater or smaller number of shares or if, upon a reorganization, split-up, liquidation, recapitalization or the like of the Corporation, the Common Shares shall be exchanged for other securities of the Corporation, each participant shall be entitled, subject to the conditions herein stated, to purchase such number of Common Shares or amount of other securities of the Corporation as were exchangeable for the number of Common Shares that such participant would have been entitled to purchase except for such action, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, consolidated or exchange; and

(b)	In the event the Corporation shall issue any of its shares as a stock dividend upon or with respect to the shares of the class which shall at the time be subject to option hereunder, each participant upon exercising such an option shall be entitled to receive (for the purchase price paid upon such exercise) the shares as to which the participant is exercising his or her option and, in addition thereto (at no additional cost), such number of shares of the class or classes in which such stock dividend or dividends were declared or paid, and such amount of cash in lieu of fractional shares, as is equal to the number of shares thereof and the amount of cash in lieu of fractional shares, respectively, which the participant would have received if the participant had been the holder of the shares as to which the participant is exercising his or her option at all times between the date of the granting of such option and the date of its exercise.
12.2 Upon the happening of any of the foregoing events, the class and aggregate number of shares set forth in Article 4 hereof which are subject to options which have been or may be granted under the Plan and the limitations set forth in the second paragraph of Article 5 shall also be appropriately adjusted to reflect the events specified in paragraphs (a) and (b) above. Notwithstanding the foregoing, any adjustments made pursuant to paragraphs (a) or (b) shall be made only after the Committee, based on advice of counsel for the Corporation, determines whether such adjustments would constitute a “modification” (as that term is defined in Section 424 of the Code). If the Committee determines that such adjustments would constitute a modification, or that such change will constitute a change requiring shareholder approval, it may refrain from making such adjustments.
12.3 If the Corporation is to be consolidated with or acquired by another entity in a merger, a sale of all or substantially all of the Corporation’s assets or otherwise (an “Acquisition”), the Committee or the board of directors of any entity assuming the obligations of the Corporation hereunder (the “Successor Board”) shall, with respect to options then outstanding under the Plan, either (i) make appropriate provision for the continuation of such options by arranging for the substitution on an equitable basis for the shares then subject to such options (a) the consideration payable with respect to the outstanding Common Shares in connection with the Acquisition, (b) shares of the successor corporation, or a parent or subsidiary of such corporation, or (c) such other securities as the Successor Board deems appropriate, the fair market value of which shall not materially exceed the fair market value of the Common Shares subject to such options immediately preceding the Acquisition; or (ii) terminate each participant’s options in exchange for a cash payment equal to the excess of (a) the fair market value on the date of the Acquisition, of the number of Common Shares that the participant’s accumulated payroll deductions as of the date of the Acquisition could purchase, at an option price determined with reference only to the first business day of the applicable Purchase Period and subject to Code Section 423(b)(8) and fractional-share limitations on the amount of shares a participant would be entitled to purchase, over (b) the result of multiplying such number of shares by such option price.
12.4 The Committee or Successor Board shall determine the adjustments to be made under this Article 12, and its determination shall be conclusive.
ARTICLE 13 — No Transfer or Assignment of Employee’s Rights
13.1 An option granted under the Plan or a participant’s right under the Plan may not be pledged, assigned, encumbered or otherwise transferred for any reason, except by will or laws of descent and distribution, and may be exercised, during the participant’s lifetime, only by the participant. Any such attempt will be deemed to be a election by the participant to withdraw from the Plan in accordance with Article 10.
ARTICLE 14 — Termination of Employee’s Rights
14.1 Whenever a participant ceases to be an eligible employee because of retirement, voluntary or involuntary termination, resignation, layoff, discharge, death or for any other reason, his or her rights under the Plan shall immediately terminate, and the Corporation shall promptly refund to the participant or his or her personal representative, without interest, the entire balance of his or her payroll deduction account under the Plan. Notwithstanding the foregoing, eligible employment shall be treated as continuing intact while a participant is on sick leave or other bona fide leave of absence, for up to 90 days, or for so long as the participant’s right to re-employment is guaranteed either by statute or by contract, if longer than 90 days.
14.2 This Plan does not, directly or indirectly, create any right for the benefit of any employee or class of employees to preferentially purchase any Common Shares under the Plan, or create in any employee or class of employees any right with respect to continuation of employment by the Corporation, and it shall not be deemed to interfere in any way with the Corporation’s right to terminate, or otherwise modify, an employee’s employment at any time.
ARTICLE 15 — Termination and Amendments to Plan
15.1 Unless terminated sooner as provided below, the Plan shall terminate on January 1, 2017. The Plan may be terminated at any time by the Corporation’s Board of Directors but such termination shall not affect options then outstanding under the Plan. It will terminate in any case when all or substantially all of the unissued Common Shares reserved for the purposes of the Plan have been purchased. If at any time Common Shares reserved for the purpose of the Plan remain available for purchase but not in sufficient number to satisfy all then unfilled purchase requirements, the available shares shall be allocated pro rata among participants in proportion to the amount of payroll deductions accumulated on behalf of each participant that would otherwise be used to purchase Common Shares, and the Plan shall terminate. Upon such termination or any other termination of the Plan, all payroll deductions not used to purchase Common Shares will be refunded, without interest.
15.2 The Committee or the Board of Directors may from time to time adopt modifications or amendments to the Plan without shareholder approval, provided that: (i) any such modification or amendment does not cause the plan to no longer constitute an “employee stock purchase plan” within the meaning of Section 423(b) of the Code and, (ii) the following modifications or amendments require the approval of the shareholders of the Corporation:
(a)	any amendment to the maximum aggregate number of Common Shares that may be purchased under the Plan (other than as a result of adjustment pursuant to Article 12);

(b)	any amendment that would (i) increase the amount of the cash contribution that may be made by the Corporation to the purchase of Common Shares by any employee participating in the Plan, or (ii) increase the discount from Average Market Price of Common Shares issued from treasury under the Plan;

(c)	any amendment that would increase the maximum percentage of base salary during any pay period or the maximum dollar amount in any one calendar year that any eligible participant may direct be made, pursuant to the Plan, toward the purchase of Common Shares on his or her behalf through payroll deductions;

(d)	any amendment that would increase the total number of Common Shares that may be acquired by any one individual under the Plan or to any one insider of the Corporation, as defined in the Securities Act (Ontario), (“Insider”) and the Insider’s associates;

(e)	any change to the eligible participants that would have the potential for broadening or increasing Insider participation on the Plan;

(f)	any amendment that would increase the total number of Common Shares that may be acquired by Insiders of the Corporation within a one-year period; and

(g)	any amendment to Section 3.2 hereof.
15.3 Any modification or amendment to the Plan that is not subject to shareholder approval pursuant to section 15.3 may be implemented by the Corporation without shareholder approval, subject to any approval required by the rules of any stock exchange on which the Common Shares are listed at the time of such proposed modification or amendment and any other requirements of applicable law.
ARTICLE 16 — Limits on Sale of Shares Purchased under the Plan
16.1 The Plan is intended to provide Common Shares for investment and not for resale. The Corporation does not, however, intend to restrict or influence any employee in the conduct of his or her own affairs. An employee may, therefore, sell Common Shares purchased under the Plan at any time the employee chooses, subject to compliance with any applicable federal, state and provincial securities laws and regulations, subject to any restrictions imposed under Article 21 to ensure that tax withholding obligations are satisfied; subject to compliance with the terms of the Corporation’s Insider Trading Policy; and subject to any limitations imposed by the Board of Directors with respect to any purchases made to such participants after notice of any such hold requirement is imposed. THE EMPLOYEE ASSUMES THE RISK OF ANY MARKET FLUCTUATIONS IN THE PRICE OF THE COMMON SHARES.
ARTICLE 17 — Participating Subsidiaries
17.1 The term “participating subsidiary” shall mean any present or future subsidiary of the Corporation, as that term is defined in Section 424(f) of the Code, which is designated from time to time by the Board of Directors to participate in the Plan. The Board of Directors shall have the power to make such designation before or after the Plan is approved by the shareholders.
ARTICLE 18 — Optionees Not Shareholders
18.1 Neither the granting of an option to an employee nor the deductions from his or her pay shall constitute such employee a shareholder of the shares covered by an option until such shares have been actually purchased by the employee. Notwithstanding the foregoing, the Corporation shall deliver to each participant under this Plan who does not otherwise receive such materials (a) a copy of the Corporation’s annual financial statements, together with management’s discussion and analysis of financial condition and results of operations for the fiscal year, and (b) a copy of all reports, proxy statements and other communications distributed to the Corporation’s security holders generally.
ARTICLE 19 — Application of Funds
19.1 The proceeds received by the Corporation from the sale of Common Shares pursuant to options granted under the Plan will be used for general corporate purposes.

ARTICLE 20 — Notice to Corporation of Disqualifying Disposition
20.1 By electing to participate in the Plan, each United States of America resident agrees to notify the Corporation in writing immediately after the participant transfers Common Shares acquired under the Plan, if such transfer occurs within two years after the first business day of the Purchase Period in which such Common Shares was acquired. Each participant further agrees to provide any information about such a transfer as may be requested by the Corporation or any subsidiary corporation in order to assist it in complying with the tax laws. Such dispositions generally are treated as “disqualifying dispositions” under Sections 421 and 424 of the Code, which have certain tax consequences to participants and to the Corporation and its participating subsidiaries.
ARTICLE 21 — Withholding of Additional Taxes
21.1 By electing to participate in the Plan, each participant acknowledges that the Corporation and its participating subsidiaries are required to withhold taxes with respect to the amounts deducted from the participant’s compensation and accumulated for the benefit of the participant under the Plan, and each participant agrees that the Corporation and its participating subsidiaries may deduct additional amounts from the participant’s compensation, when amounts are added to the participant’s account, used to purchase Common Shares or refunded, in order to satisfy such withholding obligations. Each participant further acknowledges that when Common Shares are purchased under the Plan the Corporation and its participating subsidiaries may be required to withhold taxes with respect to all or a portion of the difference between the fair market value of the Common Shares purchased and their purchase price and any other taxable benefit arising from participation in the Plan, and each participant agrees that such taxes may be withheld from compensation otherwise payable to such participant. It is intended that tax withholding will be accomplished in such a manner that the full amount of payroll deductions elected by the participant under Article 7 will be used to purchase the Common Shares. However, if amounts sufficient to satisfy applicable tax withholding obligations have not been withheld from compensation otherwise payable to any participant, then, notwithstanding any other provision of the Plan, the Corporation may withhold such taxes from the participant’s accumulated payroll deductions and apply the net amount to the purchase of Common Shares, unless the participant pays to the Corporation, prior to the exercise date, an amount sufficient to satisfy such withholding obligations. Each participant further acknowledges that the Corporation and its participating subsidiaries may be required to withhold taxes in connection with the disposition of Common Shares acquired under the Plan and agrees that the Corporation or any participating subsidiary may take whatever action it considers appropriate to satisfy such withholding requirements, including deducting from compensation otherwise payable to such participant an amount sufficient to satisfy such withholding requirements or conditioning any disposition of Common Shares by the participant upon the payment to the Corporation or such subsidiary of an amount sufficient to satisfy such withholding requirements. For purposes of this Article 21, “taxes” include all remuneration-related deductions, withholdings and contributions required by any governmental authority.
ARTICLE 22 — Governmental Regulations
22.1 The Corporation’s obligation to sell and deliver Common Shares under the Plan is subject to the approval of any governmental authority required in connection with the authorization, issuance or sale of such shares. Government regulations and stock exchange requirements may impose reporting or other obligations on the Corporation with respect to the Plan. For example, the Corporation may be required to disclose the names of participants and the number of Common Shares acquired under the Plan, or identify Common Shares issued under the Plan on its ownership records and send tax information statements to employees and former employees who transfer title to such Common Shares.
ARTICLE 23 — Governing Law
23.1 The validity and construction of the Plan shall be governed by the laws of Ontario, without giving effect to the principles of conflicts of law thereof.
ARTICLE 24 — Approval of Board of Directors and Shareholders of the Corporation
24.1 This Plan shall be effective June 1, 2007, subject to approval by the holders of a majority of the Common Shares of the Corporation. This Plan shall be subject to approval by the shareholders of the Corporation in a manner that complies with Section 423(b)(2) of the Code and applicable Canadian law. If such approvals do not occur prior to the end of the first Purchase Period under the Plan, this Plan and all rights of participants under the Plan shall terminate, and all payroll deductions of participants accumulated under the Plan will be promptly returned to the participants.
ARTICLE 25 — Miscellaneous
25.1 All references to currency herein are to US funds unless otherwise indicated.